UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

April 30, 2025

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓         Form 40-F __

30 April 2025

Smith & Nephew plc (the "Company")

The Company announces the results of the voting by poll on the resolutions put to its Annual General Meeting ("AGM") held on 30th April 2025. All resolutions proposed were passed by shareholders and the results of the polls are as follows:

	Resolution	For/Discretion (Number of votes)	Percentage For/Discretion (%)	Against (Number of votes)	Percentage Against (%)	Total votes validly cast	Percentage of relevant shares in issue (%)	Withheld (Number of votes)
	Ordinary resolutions
1	To receive the audited accounts	699,314,224	98.98	7,221,684	1.02	706,535,908	80.66	17,289,574
2	To approve the Directors' Remuneration Report (excluding Policy)	662,105,430	92.60	52,896,564	7.40	715,001,994	81.63	9,339,790
3	To declare a final dividend	716,790,066	99.05	6,905,085	0.95	723,695,151	82.62	128,275
4	To elect Sybella Stanley	712,722,022	99.00	7,165,720	1.00	719,887,742	82.18	3,810,440
5	To re-elect Rupert Soames OBE	626,576,775	87.73	87,627,349	12.27	714,204,124	81.54	9,580,701
6	To re-elect Jo Hallas	717,021,891	99.10	6,539,129	0.90	723,561,020	82.60	236,523
7	To re-elect Simon Lowth	701,842,901	97.00	21,716,546	3.00	723,559,447	82.60	237,970
8	To re-elect John Ma	716,518,455	99.03	7,038,556	0.97	723,557,011	82.60	240,576
9	To re-elect Jeremy Maiden	716,019,625	98.96	7,539,764	1.04	723,559,389	82.60	238,315
10	To re-elect Katarzyna Mazur- Hofsaess	716,984,727	99.09	6,569,914	0.91	723,554,641	82.60	242,863
11	To re-elect Deepak Nath	716,939,175	99.08	6,641,438	0.92	723,580,613	82.61	217,653
12	To re-elect Marc Owen	698,758,475	97.05	21,209,644	2.95	719,968,119	82.19	3,829,377
13	To re-elect Angie Risley	683,221,045	94.43	40,318,498	5.57	723,539,543	82.60	258,183
14	To re-elect John Rogers	713,836,073	98.65	9,739,785	1.35	723,575,858	82.61	218,596
15	To re-elect Bob White1
16	To re-appoint Deloitte LLP as the Auditor	717,912,230	99.21	5,740,883	0.79	723,653,113	82.61	167,021
17	To authorise the Directors to determine the remuneration of the Auditor	717,941,271	99.21	5,726,844	0.79	723,668,115	82.62	156,301
18	To renew the authorisation of the Directors to allot shares	676,383,112	93.47	47,221,750	6.53	723,604,862	82.61	209,028
	Special resolutions
19	To renew the Directors'authorityfor the disapplication of the pre-emption rights	673,505,058	93.09	49,992,851	6.91	723,497,909	82.60	314,383
20	To renew the Directors' authority for the disapplication of the pre-emption rights for the purposes of acquisitions or other capital investments	662,347,940	91.54	61,181,098	8.46	723,529,038	82.60	284,514
21	To renew the Directors' limited authority to make market purchases of the Company's own shares	715,166,744	98.97	7,424,409	1.03	722,591,153	82.49	1,224,785
22	To authorise general meetings to be held on 14 clear days' notice	665,588,773	91.98	58,035,592	8.02	723,624,365	82.61	178,907

1.  Resolution 15 was withdrawn due to Bob White stepping down from the Board on 30 April 2025.

The number of ordinary shares in issue on 28 April 2025 at 6pm (excluding shares held in Treasury) was 877,710,150. Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

In accordance with Listing Rule 9.6.2, a copy of the resolutions, passed as Special Business, will be submitted to the FCA National Storage Mechanism and will shortly be available for inspection at: https://data.fca.org.uk/#/nsm/nationalstoragemechanism

Helen Barraclough
Company Secretary
Smith & Nephew plc
Tel: +44 (0)1923 477100

LEI: 213800ZTMDN8S67S1H61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: April 30, 2025	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary